                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                       BioSante Pharmaceuticals, Inc.
                     ------------------------------------
                              (Name of Issuer)


                     Common Stock, no par value per share
                     ------------------------------------
                       (Title of Class of Securities)


                              09065 V 10 4
                     ------------------------------------
                              (CUSIP Number)


                              December 31, 2000
                     ------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065 V 10 4
          ------------

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     King Cho Fung
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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /

     Not Applicable
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     Citizen of Hong Kong
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 Number of Shares             (5) Sole Voting Power
 Beneficially                      4,225,000 (see Item 4)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     100,000 (see Item 4)
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  4,225,000 (see Item 4)
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  100,000 (see Item 4)
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,325,000 (see Item 4)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
     Not Applicable
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(11) Percent of Class Represented by Amount in Row (9)
     8.0%
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(12) Type of Reporting Person (See Instructions)
     IN
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ITEM 1.

    (a)   Name of Issuer
          The name of the issuer is BioSante Pharmaceuticals, Inc.
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    (b)   Address of Issuer's Principal Executive Offices
          The address of the principal executive offices of BioSante is 175 Olde Half Day Road, Suite 247, Lincolnshire, Illinois 60069.
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ITEM 2.

    (a)   Name of Person Filing
          King Cho Fung
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    (b)   Address of Principal Business Office or, if none, Residence
          The address of Mr. Fung's principal place of business is Room 2101, Lyndhurst Tower, One Lyndhurst Terrace, Central Hong Kong.
          ---------------------------------------------------------------------
    (c)   Citizenship
          Mr. Fung is a Hong Kong citizen.
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    (d)   Title of Class of Securities
          The class of equity securities to which this Statement relates is the common stock, no par value per share, of BioSante Pharmaceuticals, Inc.
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    (e)   CUSIP Number
          The CUSIP number of the common stock is 09065 V 10 4.
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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        Mr. Fung's beneficial ownership includes: (1) 2,850,000 shares of common stock; (2) 750,000 shares of common stock issuable upon exercise of a warrant; (3) 625,000 shares of class C stock which is convertible into 625,000 shares of common stock; and (4) 100,000 shares of common stock held by Vancouver Beanstalk Holdings, Inc.
        Mr. Fung is President and Chief Executive Officer of Vancouver Beanstalk Holdings, Inc.
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    (b) Percent of class:
        8.0%. The foregoing percentage is calculated based on the 52,952,943 shares of common stock reported to be outstanding by BioSante on its most recently filed quarterly report on Form 10-QSB for the quarter ended September 30, 2000.
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    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              4,225,000
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         (ii) Shared power to vote or to direct the vote
              100,000
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        (iii) Sole power to dispose or to direct the disposition of
              4,225,000
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         (iv) Shared power to dispose or to direct the disposition of
              100,000
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
              Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
              Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
              Not Applicable.

ITEM 10. CERTIFICATION
              Not Applicable.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                 January 22, 2001
                                       ----------------------------------------
                                                         Date

                                               /s/ King Cho Fung
                                       ----------------------------------------
                                                   King Cho Fung